FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decisions of the 410th Meeting of the Board of Directors, May 31, 2007

2.	Extraordinary General Meeting Convocation, May 31, 2007

3.	Material Announcement, June 5, 2007

4.	Notice to Stockholders, June 20, 2007

5.	Sources and Uses of Electricity – CEMIG, Consolidated to March 31, 2007

6.	Minutes of an Extraordinary General Meeting of Stockholders, June 22, 2007

7.	Summary of Minutes of the 404th meeting of the Board of directors, February 28, 2007

8.	Summary of Minutes of the 405th Meeting of the Board of Directors, March 22, 2007

9.	Summary of Minutes of the 406th Meeting of the Board of Directors, March 29, 2007

10.	Summary of Minutes of the 407th Meeting of the Board of Directors, April 27, 2007

11.	Summary of Minutes of the 408th Meeting of the Board of Directors, May 4, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 410TH MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on May 31, 2007 the Board of Directors of Companhia Energética de Minas Gerais approved the following:

1.     Contracting with Companhia de Saneamento de Minas Gerais (Copasa) for services to drinking water supply, sewage collection and water analysis in Belo Horizonte and Contagem, Minas Gerais.

2.     Contracting with the official publications of the state of Minas Gerais for publication of legal and regulatory notices.

3.     Signing of a scientific and technological cooperation and mutual support agreement with Cemig D and Cemig GT.

4.     Nomination of chief officers of Cemig for management of companies of the Cemig group.

5.     Signing of a staff assignment agreement with the Minas Gerais Development Institute (Indi).

6.     Tax and accounting adjustments relating to recovery of PIS, Pasep and Cofins taxes.

7.     Filing of a legal action for exemption for retention of income tax at source on amounts received as Income on Equity.

8.     Guarantee for financing obtained by Transchile; re-ratification of CRCA (Board Decision).

9.     Signing of contract with Cemig GT and Cemig Capim Branco Energia S.A. for services to operate and maintain the Capim Branco I and II power plants.

10.   Signing of an amendment to the concession contract of Transudeste.

11.   Pre-qualification of lawyers and/or law offices to provide non-exclusive services for litigation and administrative proceedings, at all levels of jurisdiction and in all the legal subdivisions of the state of Minas Gerais, in the areas of tax, compulsory purchase, property, administrative and social security law.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
LISTED COMPANY
CNPJ 17.155.730/0001-64 - NIRE 31300040127
EXTRAORDINARY GENERAL MEETING
CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders on June 22, 2007 at 10 a.m. at the head office, Avenida Barbacena 1200, 18th. Floor, Belo Horizonte, Minas Gerais, Brazil, to decide on changes to the Board of Directors as a result of resignations.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, preferably by June 21, 2007, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, May 31, 2007.

Wilson Nélio Brumer

Chairman of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

In accordance with its commitment to implement best corporate governance practices and in accordance with CVM Instructions 358 and 359 of January 3 and 22, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the São Paulo Stock Exchange (Bovespa) and the stock exchanges of New York and Madrid, hereby announces that in accordance with the decision of the meeting of its Board of Directors held on February 28, 2007, American Depositary Receipts (ADRs) representing the Common Shares of Cemig (Companhia Energética de Minas Gerais) will be available for investors starting on June 12, 2007, without the issuance of any new shares.

This ADR program has been registered with the CVM (Brazilian Securities Commission) and will be registered with the SEC (Securities and Exchange Commission) of the USA, and listed on the New York Stock Exchange(NYSE).

This gives US investors the same access to the Common (ON) shares of Cemig as is currently available under the existing ADR program for the preferred (PN) shares.

Belo Horizonte, 05 de junho de 2007

Marco Antonio Rodrigues da Cunha

Acting Chief Finance, Holdings and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that Cemig, in accordance with Clause 31 of its Bylaws, will make the following payments relating to the business year of 2006, on June 29, 2007:

(1)            Interest on Equity in the amount of R$ 84,533,500, being 50% of the amount decided by the meeting of the Board of Directors held on April 27, 2006, to be paid to stockholders whose names were on the company’s Nominal Share Register on May 11, 2006.

(2)            Complementary dividends in the amount of R$ 357,857,000, being 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held on April 26, 2007.

(3)            Extraordinary dividends in the amount of R$ 248,500,000, being 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held on April 26, 2007.

The payments referred to in (2) and (3) above will be made to stockholders whose names were on the Nominal Share Register on April 26, 2007.

By decision of the above-mentioned Ordinary and Extraordinary General Meetings of Stockholders, amounts arising from sale of fractions resulting from the stock bonus and the reverse split will be credited to their owners together with the payment of the first installment of dividends for 2006.

Payment will be made automatically to all those stockholders whose have registration of their information up-to-date with Banco Itaú S.A. We remind stockholders that if there has been any change in their registry information, they should update their information. The stockholder can do this by presenting personal identification documents at any branch of Banco Itaú S.A.

Belo Horizonte, June 20, 2007

Luiz Fernando Rolla

Chief Finance, Holding and Investor Relations Officer

CEMIG
A Melhor Energia do Brasil.

SOURCES (CCEE) + LN
17,255 GWh

Local distribution network 84 GWh

USES (CCEE)
17,255 GWh

Total

15,751 GWh

Losses
LN (5) + NG (6)
1,504 GWh

Sales of CEMIG D	4,906 GWh
Sales of CEMIG GT	5,729 GWh
Self-producers' take	244 GWh
Sales of GT+D via CCEE	1,794 GWh
Sales to affiliates	324 GWh
Sales (of GT) under MRE	1,056 GWh
Sales of GT to distributors	1,698 GWh

SOURCES AND USES OF ELECTRICITY – CEMIG, CONSOLIDATED TO MARCH 31, 2007 Sales to affiliates Bought by Cemig 7,447 From Itaipu 2,967 Proinfa (4) 46 Under CCEAR contracts 2,702 Via MRE (3) 114 Via CCEE (1) 1,262 Other generators 268 Co-generation 4 From within Cemig system 9,808 Cemig GT 9,362 Self-producers 305 Affiliated companies 318 (–) Losses in national grid (178) Total 15,751 GWh Losses LN (5) + NG (6) 1,504 GWh SOURCES (CCEE) + LN 17,255 GWh 4,906 GWh Sales of CEMIG D 5,729 GWh Sales of CEMIG GT 244 GWh Self-producers’ take 1,794 GWh Sales of GT+D via CCEE 324 GWh 1,056 GWh Sales (of GT) under MRE 1,698 GWh Sales of GT to distributors Local distribution network 84 GWh USES (CCEE) 17,255 GWh (1) Electricity Trading Chamber (2) Sale contracts in the Regulated Environment (3) Energy Reallocation Mechanism (4) Programa to Encourage Alternative Electricity Sources (5) LN = Cemig’s own local network (6) NG = National Grid,

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON JUNE 22, 2007.

On June 22, 2007 at 10 a.m., on first convocation, stockholders of more than two-thirds of the voting shares of Companhia Energética de Minas Gerais – Cemig, as verified by the Stockholders’ Attendance Book, where all signed and made the required statements, held an Extraordinary General Meeting at the company’s  head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.  The stockholder The State of Minas Gerais was represented by Mr. Marco Antônio Rebelo Romanelli, Acting Attorney-General of the State of Minas Gerais, in accordance with Complementary Law 30 of August 10, 1993, as amended.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of the General Secretariat Office of CEMIG, stated that there was a quorum for the holding of an Extraordinary General Meeting; and that the stockholders present should choose a Chairman for the Meeting, in accordance with Clause 10 of the company’s Bylaws.

Asking for the floor, the representative of the stockholder State of Minas Gerais proposed the name of the stockholder Bernardo Afonso Salomão de Alvarenga to chair the meeting.

Put to the vote, the proposal of the representative of the stockholder the State of Minas Gerais was approved unanimously.

The Chairman then declared the meeting to be in session and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, requesting me to read the notice of convocation, published in the newspapers Minas Gerais, official journal of the powers of the State, on June 5, 6 and 7, 2007, in O Tempo on June 5, 7 and 8, 2007, and in Gazeta Mercantil on June 5, 9 and 11, 2007, the content of which is as follows:

“COMPANHIA ENERGÉTICA  DE  MINAS  GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

EXTRAORDINARY GENERAL MEETING
CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders on June 22, 2007 at 10 a.m. at the head office, Avenida Barbacena 1200, 18th. Floor, Belo Horizonte, Minas Gerais, Brazil, to decide on changes to the Board of Directors as a result of resignations.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, preferably by June 21, 2007, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, May 31, 2007. – (signed) Wilson Nélio Brumer, Chairman of the Board of Directors.”

Before the items on the Agenda of the present meeting were put to debate, the representative of the stockholder Southern Electric Brasil Participações Ltda. emphasized that the changes in the Bylaws made by the Extraordinary General Meeting of October 25, 1999, and also subsequent changes, were approved only in view of the suspension of the Stockholders’ Agreement, by a decision of the Judiciary, and were, thus, provisional and precarious.

As a result, he said, the acts and operations practiced, or submitted for approval by the management bodies of Cemig, supported by such alterations in the Bylaws made under the protection of the Court decision currently in force, may, at any moment, be reviewed and withdrawn from the legal universe.

On this question, the representative of the stockholder State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character – being a decision on the merits; and that therefore this is not a case of suspension, but annulment.

He added that there is a decision on the merits, confirmed by the Appeal Court of the State of Minas Gerais, which annuls the Stockholders’ Agreement. He further stated that the decisions of this Meeting of Stockholders may only take into account what exists in the present day, and that not to vote on matters while waiting for a Court decision would be irresponsible since, in reality, by force of a Court decision the said Stockholders’ Agreement cannot produce any affect, and that decisions taken are taken strictly in compliance with the Court decision. Finally, he said that the Extraordinary and Special Appeals brought by Southern were not allowed for hearing by the Vice-chairman of the Appeal Court of Minas Gerais State, and that the Higher Appeal Court had refused the Interlocutory and Special Appeals filed by Southern, reinforcing the legal situation already declared by the Appeal Court of Minas Gerais, that is to say, the inefficacy of the Stockholders’ Agreement which is the subject of the action.

Again taking the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda. told the meeting that the Interlocutory Appeal filed against the ruling that denied the Extraordinary Appeal was still before the Federal Supreme Court.

Continuing the proceedings, the Chairman advised the Meeting said that because of vacancies on the Board of Directors as a result of the resignations of the Board Members Wilson Nélio Brumer, as reported in the Minutes of the 407th meeting of the Board of Directors, and  Fernando Lage de Melo, Luiz Aníbal de Lima Fernandes and Luiz Henrique de Castro Carvalho, as per letters in Cemig’s possession, new sitting and substitute members should be appointed to the Board of Directors.

Continuing, he informed the Meeting that the stockholder Southern Electric Brasil Participações Ltda. had, in a letter in the Company’s possession, requested the adoption of Cumulative Voting, and that a total of 13,082,301 (thirteen million, eighty two thousand three hundred and one) common shares would be necessary for the election of each member of the Board of Directors, and that this meeting should elect all the sitting and substitute members to serve the present period of office of 3 (three) years begun on April 29, 2006, that is to say up to the Annual General Meeting to be held in 2009.

Finally, the Chairman said, it would be necessary, primarily and considering Clause 12 of the Bylaws, to elect the sitting member and respective substitute member nominated by the holders of preferred shares, so that the instrument of multiple vote could then be applied for election to the other remaining vacancies on the Board of Directors.

Asking for the floor, as holders of preferred shares, the representative of the stockholders Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Banco Central de Previdência Privada – Centrus, Fundação Petrobras de Seguridade Social – Petros, BB Administração de Ativos DTVM S.A., and Fundação dos Economiários Federais – Funcef proposed the following stockholder to be a sitting Member of the Board of Directors:

Wilton de Medeiros Daher

•  Brazilian, married, bank employee, resident and domiciled in Fortaleza, in the State of Ceará, at Rua Barbosa de Freitas 200/1700, in the district of Meireles, CEP 60170-020, bearer of Identity Card 823372 issued by the Public Security Office of the Federal District and CPF 003534344-34;

•      and explained that the respective substitute member would be appointed at a later, opportune time.

The Chairman then put to debate, and subsequently to votes – separately, with only holders of preferred shares participating – the above nomination, and it was approved, with the following funds voting against it:

Capital International Emerging Markets Fund, Emerging Markets Growth Fund Inc, Capital Guardian Emerging Markets Equity Fund For Tax-Exempt Trust, SEI Investments Canada Company / Societé De Placements SEI Canadá, Capital Guardian Emerging Markets Equity DC Master Fund, Capital Guardian Emerging Markets Equity Master Fund and Capital Guardian Emerging Markets Restricted Equity Fund For Tax-Exempt Trust;

•      and the following funds abstaining:

Aegon Custody B.V., Morgan Stanley Institutional Fund, Inc., Active International Allocation Portfolio, Morgan Stanley International Fund, Kansas Public Employees Retirement System, PSP Foreign Equity Fund, Aegon / Transamerica Series Trust – Van Kampen Active International Allocation, Bell Atlantic Master Pension Trust, Morgan Stanley Investment Management Active International Allocation Trust and The California State Teachers Retirement System.

Again taking the floor, the Chairman explained that, to complete the Board of Directors, the representative of the stockholder Southern Electric Brasil Participações Ltda. should nominate five sitting members and respective substitute members, and the representatives of the stockholder State of Minas Gerais should nominate eight sitting members and respective substitutes.

Asking for the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda. nominated the following stockholders for membership of the Board of Directors:

Sitting members:

Carlos Augusto Leite Brandão

•      Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State at Rua Joel Carlos Borges 60/608, district of Cidade de Monções, CEP 04571-912, bearer of Identity Card M-463193 issued by the Public Security Office of the State of Minas Gerais and CPF 270396506-06;

Andréa Paula Fernandes Pansa

•      Brazilian, married, company manager, resident and domiciled in Barueri, São Paulo State at Av. Cauaxi,152/602, in the district of Alphaville Industrial, CEP 06454-020, bearer of Identity Card 16321265-X issued by the Public Security Office of the State of São Paulo and CPF 098222028-65;

Evandro Veiga Negrão de Lima

•      Brazilian, married, businessman, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Otacílio Negrão de Lima 5219, in the district of Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Security Office of the State of Minas Gerais and CPF 000761126-91;

José Augusto Pimentel Pessôa

•      Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Padre Francisco Arantes 380, district of Vila Paris, CEP 30380-730, bearer of Identity Card M-129412 issued by the Public Security Office of the State of Minas Gerais and CPF 001303706-49;

and Haroldo Guimarães Brasil

•      Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Alvarenga Peixoto 435/502, district of Lourdes, CEP 30180-120, bearer of Identity Card 43389/D issued by CREA, Minas Gerais, and CPF 555424416-53;

• and as their respective substitute members:

Eduardo Leite Hoffmann

•      Brazilian, married, consultant, resident and domiciled in São Paulo, São Paulo State at Rua Diogo Jácomo 685/93, district of Vila Nova Conceição, CEP 04512- 001, bearer of Identity Card 9859952, issued by the Public Security Office of the State of São Paulo and CPF 016941148-64;

Maria Amália Delfim de Melo Coutrim

•      Brazilian, married, economist, resident and domiciled in Rio de Janeiro at Av. Rui Barbosa 582/12th Floor, district of Flamengo, CEP 22250-020, bearer of Identity Card M-12944, issued by Corecon of the State of Rio de Janeiro and CPF 654298507-72;

Andréa Leandro Silva

•      Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State at Rua Ibiaporã 139, district of Água Funda, CEP 04157-090, bearer of Identity Card 24481467-3, issued by the Public Security Office of the State of São Paulo and CPF 165779628-04;

Nohad Toufc Harati

•      Brazilian, unmarried, company manager, resident and domiciled in São Paulo, São Paulo State, at Rua Leonor Quadros 59, Vila Tramontano, CEP 05691-020, bearer of Identity Card 8317615-9, issued by the Public Security Office of São Paulo State, and CPF 145220778-07; and

and Antônio Renato do Nascimento

•      Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Almirante Alexandrino 761/302, district of Gutierrez, CEP 30430- 020, bearer of Identity Card M-580979 issued by the Public Security Office of the state of Minas Gerais and CPF 337328178-49.

The representative of the stockholder State of Minas Gerais then asked for the floor and nominated the following stockholders as members of the Board of Directors :

Sitting members:

Márcio Araújo de Lacerda

•      Brazilian, married, company manager, resident and domiciled in Brumadinho, Minas Gerais State, at Av. Pinheiros 859, Retiro das Pedras, CEP 35460-000, bearer of Identity Card MG-434694 issued by the Minas Gerais State Public Security Office, and CPF 131734726-91;

Djalma Bastos de Morais

•      Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, district of Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry and CPF 006633526-49;

Aécio Ferreira da Cunha

•      Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Professor Antônio Aleixo 82/501, District of Lourdes, CEP 30180- 150, bearer of Identity Card M3773488, issued by the Public Security Office of the State of Minas Gerais and CPF 000261231-34;

Alexandre Heringer Lisboa

•      Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Doutor Lucídio Avelar 100/602, District of Estoril, CEP 30455-790, bearer of Identity Card M-510577, issued by the Public Security Office of the State of Minas Gerais and CPF 222275206-04;

Antônio Adriano Silva

•      Brazilian, married, company manager, resident and domiciled in Brasília, Federal District, at SHS, Quadra 01, Bloco A, Apt. 523, Asa Sul, CEP 70322-900, bearer of Identity Card M-1411903, issued by the Public Security Office of the State of Minas Gerais and CPF 056346956-00;

Francelino Pereira dos Santos

•      Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Professor Antônio Aleixo 222/902, District of Lourdes, CEP 30180- 150, bearer of Identity Card M-2063564, issued by the Public Security Office of the State of Minas Gerais and CPF 000115841-49;

Maria Estela Kubitschek Lopes

•      Brazilian, married, architect, resident and domiciled in Rio de Janeiro, Rio de Janeiro State at Rua Alberto de Campos 237/101, District of Ipanema, CEP 22411-030, bearer of Identity Card 45280-D, issued by CREA-RJ and CPF 092504987-56;

and Wilson Nélio Brumer

•      Brazilian, married, company administrator, resident and domiciled in Nova Lima, Minas Gerais at Alameda da Serra, 1268/200, district of Vale do Sereno, CEP 34000-000, bearer of Identity Card M-494249 issued by the Public Security Office of the State of Minas Gerais and CPF 049142366-72;

• and as their respective substitute members:

Francisco de Assis Soares

•      Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Barbacena 1330/1802A, Santo Agostinho, CEP 30190-924, Bearer of Identity Card MG-322905 issued by the Minas Gerais State Public Security Office, and CPF 131106916-04;

Lauro Sérgio Vasconcelos David

•      Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627 issued by the Minas Gerais State Public Security Office, and CPF 603695316-04;

Eduardo Levy Vieira

•      Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aripuanã 80/302, District of Estoril, CEP 30455-830, bearer of Identity Card M-975155, issued by the Public Security Office of the State of Minas Gerais and CPF 079802996-04;

Franklin Moreira Gonçalves

•      Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua João Alberto Filho, 551/302, District of Sagrada Família, CEP 31030-410, bearer of Identity Card M-5540831, issued by the Public Security Office of the State of Minas Gerais and CPF 754988556-72;

Marco Antônio Rodrigues da Cunha

•      Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Miguel Abras 33/501, District of Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Security Office of the State of Minas Gerais and CPF 292581976-15;

Luiz Antônio Athayde Vasconcelos

•      Brazilian, married, economist, resident and domiciled in Belo Horizonte, Ibirité, Minas Gerais at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, Alameda das Jangadas 2124, District of Condomínio das Jangadas, Sector 2, Section/Quintas das Jangadas, CEP 32400-000, bearer of Identity Card M-4355, issued by the Public Security Office of the State of Minas Gerais and CPF 194921896-15;

Fernando Henrique Schuffner Neto

•      Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Martim de Carvalho 395, Apto. 700, Santo Agostinho, CEP 30190- 090, bearer of Identity Card M-1311632 issued by the Public Security Office of the State of Minas Gerais and CPF 320008396-49; and

and Guilherme Horta Gonçalves Júnior

•      Brazilian, single, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Engenheiro Walter Kurrle 51/902, District of Belvedere, CEP 30320- 700, bearer of Identity Card 1622046, issued by the Public Security Office of the Federal District and CPF 266078757-34;

The nominations by the representative of the stockholder Southern Electric Brasil Participações Ltda. and the representatives of the stockholder State of Minas Gerais were put to the vote and approved, the representative of the stockholder Southern Electric Brasil Participações Ltda. having voted for the Board Members which it nominated; and nominations by the representatives of the stockholder State of Minas Gerais were approved, the representatives of the stockholder State of Minas

Gerais having voted for the Board Members which it nominated, and the following funds abstaining:

Aegon Custody B.V. and Vanguard FTSE All-World Ex-Us Index Fund, a Series of Vanguard International Equity Index Funds.

The elected Board Members  declared – in advance – that they are not subject to any prohibition on the exercise of commercial activity, that they do not occupy any position in a company that can be considered a competitor of the Company, nor have nor represent any interest conflicting with that of Cemig, and gave a solemn undertaking to obey the principles of the Code of Ethics of the State of Minas Gerais.

The meeting was opened to the floor, and The stockholder Clube de Investimentos dos Empregados da Cemig then took the floor and expressed his thanks for the nomination of representatives of that Club on the Company’s Board of Directors.

No further parties wishing to take the floor, the Chairman ordered the session adjourned for the time necessary for preparation of these Minutes. The Meeting being reopened, the President, after putting the said Minutes to debate and to the vote and verifying that it had been approved and signed, closed the meeting. For the record I, Anamaria Pugedo Frade Barros, Secretary, wrote these Minutes and sign jointly with those present.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 404th meeting of the Board of Directors.

Date, time and place:	February 28, 2007, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Wilson Nélio Brumer; Secretary: Anamaria Pugedo Frade Barros.

Summary of business:

I-                The Board approved, for submission to the Ordinary General Meeting of Stockholders, the Report of Management, and the Financial Statements for 2006 and the respective complementary documents.

II-            The Board approved:

a)              the proposal of the Board Member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders to be held, together, on April 25, 2007, at 10am, and in the event of there not being the minimum obligatory quorum, to proceed to the second convocation of stockholders in the legal period; and

b)             the minutes of this meeting:

III.         The Board authorized:

a)              Constitution of an American Depositary Receipts (ADR) Program, representing existing common shares, to be registered with the CVM (Brazilian Securities Commission) and the SEC (Securities and Exchange Commission) and listed on the New York Stock Exchange (NYSE), and also the amendment to the Letter of Mandate for Provision of Depositary Bank Services signed with Citibank N.A. on September 13, 2006.

b)             Adoption of parameters and criteria for cost of capital used in the valuation of Cemig’s investments, covering the subsidiaries and wholly-owned subsidiaries, and orientation for the affiliated companies.

c)              Signing, with Brascan Brasil Ltda., of Voting Agreements in Empresa Amazonense de Transmissão de Energia S.A.-EATE, Empresa Paraense de Transmissão de Energia S.A.-ETEP, and Empresa Catarinense de Transmissão de Energia S.A.-ECTE, establishing the rules for joint exercise of the right to appoint a member of the Board of Directors and his or her substitute member in each of those companies, and define the rules of participation and exercise of the right to vote of these Board Members and, as the case may be, of their substitute members, in the meetings of the Boards of Directors of those companies.

d)             Filing of the appropriate legal actions against the State of Minas Gerais, with or without payments into Court of amounts registered as debt owed to that government, plus legal fees and procedural fees, with the objective of suspension of demandability of the tax credits ascertained by the Minas Gerais State Treasury Office, and consequent issuance of a Tax Release Certificate.

IV.        The Board submitted the following proposal to the Ordinary and Extraordinary General Meetings of Stockholders to be held, together on April 30, 2007:

1.               Approval of the increase in the registered capital from R$ 1,621,538,190.25 to R$ 2,432,307,285.38 with the issuance of new shares, upon capitalization of R$ 810,769,095.13, from part of the Retained Earnings Reserve, distributing to stockholders, as a consequence, a bonus in shares of 50%, in new shares, of the same type as those held and of nominal value R$ 0.01.

2.               Consequent change in the head paragraph of Article 4 of the Bylaws, as follows:

“Clause 4 – the company’s capital is R$ 2,432,307.280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais), represented by:

a)              106,311,251,500 (one hundred and six billion, three hundred and eleven million, two hundred and fifty one thousand, five hundred) nominal common shares of nominal value R$ 0.01 each;

b)             136,919,476,500 (one hundred and thirty six billion, nine hundred and nineteen million, four hundred and seventy six thousand, five hundred) nominal preferred shares of nominal value R$ 0.01 each;”

3.               Authorization for the Executive Board to take the following measures:

3.1 to attribute a 50% stock bonus in new shares (of the same type as the previous shares), and with nominal value of R$ 0.01, to holders of shares totaling R$ 1,621,538,190.25 whose names are on the company’s Nominal Share Registry on the date of holding of the General Meeting of Stockholders that decides on this proposal;

3.2 to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions arising from the said reverse split, and divide the net proceeds of the sale proportionately between the stockholders;

3.3 to establish that all the shares resulting from the said reverse split shall have the same rights as the shares which gave rise to them.

4.               Approval of a reverse split in which each 500 shares of nominal value R$ 0.01 become, by type, a share of nominal value R$ 5.00, to be carried out within a minimum of thirty days after the General Meeting of Stockholders that approves the reverse split.

5.               Consequent change in sub-clauses “a” and “b” of the head paragraph of Article 4 of the Bylaws, to the following, on the date of the said reverse split:

a)              212,622,503 (two hundred and twelve million, six hundred and twenty two thousand, five hundred and three) nominal common shares of nominal value R$5.00 each; and,

b)             273,838,953 (two hundred and seventy three million, eight hundred and thirty eight thousand, nine hundred and fifty three) nominal preferred shares of nominal value R$ 5.00 each.

6.               Authorization for the Executive Board to take the following measures relative to the reverse split

6.1  to establish a minimum period of thirty calendar days from the General Meeting of Stockholders that approves the reverse split, for stockholders, at their free option, to adjust their stockholding positions in multiple lots of 500 shares, by type, upon private trading or on a securities exchange, so that their shares do not generate fractions after the said reverse split.

6.2  after expiry of the period for the said adjustment of positions, to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said reverse split, and share the net product of the sale proportionally between the stockholders.

V-  The Board appointed Chief Officers of Cemig for the concomitant, non-remunerated exercise of the functions of Chief Officers and members of the Board of Directors of the following companies, to complete the present period of office of the Board of Directors and the Executive Board: Cemig Capim Branco Energia S.A., Cemig PCH S.A., Cemig Trading S.A., Central Hidrelétrica Pai Joaquim S.A., Central Termelétrica de Cogeração S.A., Efficientia S.A., Horizontes Energia S.A., Sá Carvalho S.A., Usina Termelétrica Barreiro S.A., Usina Térmica Ipatinga S.A., Rosal Energia S.A., Centro de Gestão Estratégica de Tecnologia — CGET, Cemig Baguari Energia S.A. and Transchile Charrúa Transmissión S.A..

VI - The Board proposed to the Ordinary General Meeting of Stockholders the following allocation of the net profit for 2006, in the amount of R$ 1,718,841,000:

1)              R$ 85,942,000, being 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws;

2)              R$ 1,381,781,000 to be allocated for payment of dividend, to the shareholders of the company, corresponding to 80.39% of the net profit for the year 2006, representing R$ 10.60 per 1,000 shares, made up of:

2.1         R$ 884,781,000 in the form of obligatory dividends, made up of the following portions:

a)              R$ 169,067,000 in the form of Interest on Equity, payable to stockholders in the company’s Nominal Share Registry on May 11, 2006, as per CRCA-025/2006 of April 28, 2006;

b)             R$ 715,714,000 in the form of complementary dividends, to stockholders qualified on the date of decision of this proposal to the Ordinary General Meeting;

2.2         R$ 497,000,000 in the form of extraordinary dividends, also payable to the stockholders qualified on the date of decision on this proposal by the Ordinary General Meeting.

3)              R$ 240,139,000 to be allocated to the Profit Reserve, for application in investments, payment of expenses, taxes and servicing of debt, according to the Annual Budget approved in the form of CRCA-061/2006, of December 22, 2006;

4)              R$ 1,159,000 to be allocated for injection into Companhia Transudeste de Transmissão, as per CRCA-048/2006 of September 29, 2006, this injection having been carried out in the business year of 2006;

5)              R$ 9,820,000 being held in stockholder’s equity in the Bylaws Reserve provided for by sub-item “c” of the sole paragraph of Clause 28 and Clause 30 of the Bylaws.

The payment of the dividends and Interest on Equity shall be made in two installments, by June 30 and December 30, 2007. These payments may be brought forward, depending on availability of cash and the decision of the Executive Board.

VII- The Board ratified the appointment of Directors of Cemig for the concomitant, non-remunerated exercise of the functions of Chief Officers of Empresa de Infovias S.A. and Companhia de Gás de Minas Gerais — Gasmig, to complete the present period of office.

VIII- The following voted against the matters relating to the appointment and ratification of appointment of Chief Officers of Cemig to companies of the Cemig Group, mentioned in items V and VI, above:

The Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessoa.

IX - The following spoke on general matters and business of interest to the Company:

The Chairman; the Vice-chairman;

Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil,

José Augusto Pimentel Pessôa, Wilton de Medeiros Daher and Alexandre Heringer Lisboa.
Chief officers:	Luiz Fernando Rolla.
Superintendents:	Pedro Carlos Hosken Vieira and Agostinho Faria Cardoso.
Auditors:	Gilberto Grandolpho, representative of the external auditors Deloitte Touche Tohmatsu

The following were present:

Board Members:

Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Wilton de Medeiros Daher, Fernando Lage de Melo and Franklin Moreira Gonçalves;

Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond, Luiz Otávio Nunes West and Marcus Eolo de Lamounier Bicalho
Chief Officer:	Luiz Fernando Rolla.
Superintendents:	Pedro Carlos Hosken Vieira and Agostinho Faria Cardoso
Auditor:	Gilberto Grandolpho, representative of the external auditors Deloitte Touche Tohmatsu.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 405th meeting of the Board of Directors.

Date, time and place:	March 22, 2007, at 2.30 p.m., at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Wilson Nélio Brumer.
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -	The Board approved the minutes of this meeting.

II -	The Board decided not to go forward with the transaction relating to acquisition of a holding company which is the controlling stockholder of a company in the electricity sector.

III -	The following spoke on general matters and business of interest to the Company:

The Chairman; the Vice-chairman;

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Andréa Leandro Silva and Wilton de Medeiros Daher.

	Chief Officers:	José Carlos de Mattos and Luiz Fernando Rolla.

	Analyst:	Álvaro Nelson Assis Araújo, of the Chief finance, Holdings and Investor Relations Officer’s Department.

	Representatives of:	Banco Santander S.A., Trench, Rossi e Watanabe Advogados, Siglasul Consultores em Energia Ltda., and KPMG Transaction and Forensic Services Ltda.

The following were present:

Board Members:

Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Andréa Leandro Silva, Guilherme Horta Gonçalves Júnior, Lauro Sérgio Vasconcelos David and Luiz Henrique de Castro Carvalho;

	Chief Officers:	José Carlos de Mattos and Luiz Fernando Rolla.

	Analyst:	Álvaro Nelson Assis Araújo, of the Chief finance, Holdings and Investor Relations Officer’s Department.

	Representatives of:	Banco Santander S.A., Trench, Rossi e Watanabe Advogados, Siglasul Consultores em Energia Ltda., and KPMG Transaction and Forensic Services Ltda.

	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 406th meeting of the Board of Directors.

Date, time and place:

March 29, 2007, at 4.30 pm at the company’s head office, exceptionally at Av. Olegário Maciel, 1748, Belo Horizonte, Minas Gerais, Brazil; resumed on March 30, 2007, at 9.30 am, and completed on April 10, 2007, at 10 am, at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte.

Meeting committee:	Chairman: Wilson Nélio Brumer;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-                            The Board approved:

a)              the proposal of Board Member Alexandre Heringer Lisboa, that the members of the Board of Directors should change the dates of the Ordinary and Extraordinary General Meetings of Stockholders from April 25, 2007 as previously decided by the Board of Directors, to April 26, 2007 at 10 a.m., authorizing the Chairman of the Board to call these general meetings; and if there is no quorum, to make the second convocation within the legal period; and

b)             the minutes of this meeting.

II-                        The Board authorized:

a)              Opening of Administrative Tender Proceedings in Competition mode for, and contracting of, Group Life Insurance, directly with the insurance company, for the active employees, those on unpaid leave and those retired and members of the Executive Board, Board of Directors and Audit Board, of Cemig, Cemig GT, Cemig D; and for the active employees of Sá Carvalho S.A. and Rosal Energia S.A., and also to take part in the insurance of the employees of Cemig who retired up to December 31, 2004, for a period of twelve months, able to be extended for up to forty-eight months by Amendments, with a maximum limit of sixty months, and the Companies shall pay approximately 66% of the total cost, the percentages being — follows: Cemig 5.46%; Cemig GT 23.61%; Cemig D 70.84%; Rosal Energia S.A. 0.06%; Sá Carvalho 0.03% —  the rest to be paid by the persons insured; and each company to sign a contract separately with the winning insurer.

b)             Signing of the Second Amendment to the Debt Assumption Undertaking with Forluz, Cemig D and Cemig GT, for reduction of the debtor balance of the portion relating to coverage of the initial deficit of Plan “A”.

c)              Probable payment into Court, and filing of an alternative action for mandamus, in relation to Tax Charge Notice DEBCAD:37.025.760-0, for suspension of demandability of the tax credit, and Certificate of Absence of Tax Liability, the  due date of which is currently March 31, 2007.

III -  The Board granted annual paid leave to the Chief Distribution and Sales Officer, from April 9-28, 2007.

IV - The Board submitted the following proposal for change in the Bylaws to the Extraordinary General Meeting of Stockholders:

1- Change in the drafting of Clause 9 to the following, to provide the possibility of the General Meeting of Stockholders being called, when possible, with 30 days’ advance notice:

Clause 9 -                                                  The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, or, when possible, with 30 (thirty) days’ advance notice, subject to the relevant requirements of law being obeyed in its calling, opening and decisions.”

2- Change in the drafting of the Paragraphs 1, 3 and 4 of Clause 11, and Paragraph 2 of Clause 12, to improve the drafting, to the following:

“Clause 11 - ...

§ 1                      The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the following exceptions: only the subsidiary Cemig Distribuição S.A shall have a Chief Energy Distribution and Sales Officer and the respective Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer and the respective Department.

§ 3                      The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 5 below.

§ 4                      The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

Clause 12:  ...

§ 2                      The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders which elects that Board, in accordance with the legislation from time to time in force.

3- Change in the drafting of Clause 17, to the following, to define the attribution of the Board of Directors and to provide that its decisions should be supported, whenever necessary, by Opinions and reports :

Clause 17:                                    The Board of Directors shall have the following attributions:

a)                            to fix the general orientation of the company’s business;

b)                           to elect or dismiss the Executive Officers of the company, subject to these Bylaws;

c)                            to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)                           to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)                            to decide, upon proposal put forward by the Executive Board, on the company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the company, including injection of capital into subsidiaries, jointly controlled companies and affiliated companies, which have individual or aggregate value of R$ 5,000,000.00 (five million Reais) or more;

f)                              to call the General Meeting of Stockholders;

g)                           to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest to it;

h)                           to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

i)                               to choose, annually, and to dismiss, the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                               to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                               to authorize, upon a proposal by the Executive Officers, the initiation of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$ 5,000,000.00 (five million Reais);

m)                         to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

n)                           to approve the company’s Long-Term Strategic Plan and revisions of it, the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

o)                           to set the guidelines, including those for concession of new benefits, and establish the limits, including financial limits, for personnel expenses, collective work agreements and employee profit sharing, subject to the approved Annual Budget.

p)                           to authorize the exercise of the right of preference and rights under stockholders’ agreements or agreements for voting in the consortia in which the company, its subsidiaries, jointly-controlled companies and affiliates participate.

§ 1                      The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services to the Executive Board, in accordance with the legislation.

§ 2 –            The decision of thee Board of Directors should be supported, where possible, by conclusive opinions issued by the Office of the Company’s Chief Counsel and by reports and opinions prepared by internal committees, constituted  through specific resolutions, to deal with the following subjects: support, governance, human resources, strategy, finance, auditing and risks.”

4- Abolition of the Department of the Chief Planning, projects and Construction Officer, and creation of the Chief Trading Officer’s Department and the Chief New Business Officer’s Department, and adoption of the new name for: the Chief Finance, Holdings and Investor Relations Officer’s Department;

5- Consequent change in the drafting of the head paragraph of Clause 18, as a result of the change in the composition of the Executive Board mentioned above, to the following:

“Clause 18 - The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, elected by the Board of Directors, namely: the Chief Executive Officer, the Executive Vice-Chairman, the Chief Financial and Investor Relations Officer, the Chief Corporate Management Officer, the Chief Energy Distribution and Sales Officer, the Chief Energy Generation and Transmission Officer, and the Chief New Business Officer.”;

6- Change in the drafting of the 4th Paragraph of Clause 18, to redefine the competency to grant annual paid leave to the Chief Officers, and also to permit their periods of leave to be broken into parts or converted into money, to the following:

“Clause 18 - ....

§ 4                      Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave, which shall be granted by the Board of Directors. This leave may not be accumulated into the subsequent year, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. Breaking of the leave into parts shall be permitted. Pecuniary conversion of periods of leave not taken is also permitted, in accordance with the law applicable to the Company’s employees.”;

7- Change in the drafting of the head paragraph of Clause 19 and its first Paragraph to improve the drafting, as follows:

Clause 19:                  In the event of absence, leave, impediment, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence, leave or impediment may last, and, in the event of vacancy or resignation, until the post is filled by the Board of Directors.

§ 1                      If there is vacancy, resignation, leave or temporary impediment of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, until the post is filled by the Board of Directors, or for as long as the period of leave or impediment, as the case may be, continues.

8- Change in the drafting of Paragraph 21 to improve the drafting, adopt the new name of the Chief Finance, Holdings and Investor Relations Officer’s Department, define the attributions of the Executive Board, provide that the decision of the Executive Board should be supported, whenever necessary, by opinions and reports, and provide that the nominations and appointments of employees for the exercise of management and administrative posts in the wholly-owned subsidiaries, jointly-controlled companies and affiliates and in Fundação Forluminas de Seguridade Social should be based on a leadership succession development program put in place by the company and on the assessments of the Chief Officers to whom these employees are linked, to have the following drafting:

Clause 21 – The Executive Board is responsible for the current management of the company’s business, subject to the Long-term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1                      The company’s Multi-year Strategic Implementation Plan shall reflect the company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)                            the Company’s strategies and actions, including any project related to its objects;

b)                           the new investments and business opportunities, including those of the company’s subsidiaries and affiliates and the consortia in which it participates;

c)                            the amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

d)                           the rates of return and profits to be obtained or generated by the company.

§ 2                      The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                      The company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared in coordination with the Chief Finance, Holdings  and Investor Relations Officer and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§ 4                      The following decisions shall require a vote by a formal meeting of the Executive Board:

a)                            approval of the plan of organization of the company and issuance of the corresponding rules and any changes to them;

b)                           consideration of and submission to the Board of Directors for approval, of the company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it ;

c)                            consideration of and submission to the Board of Directors for approval, of the Annual Budget, which should reflect the Multi-year Strategic Plan and any revisions of it;

d)                           decision on rearrangement of investments or expenses provided for in the Annual Budget with individual or aggregate value, in a single financial year, of less than R$ 5,000,000.00 (five million Reais), with consequent adaptation of the approved targets;

e)                            approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)                              authorization of the Company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financing and the constitution of an obligation in the name of the Company, and injections of capital into wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and in the consortia in which it participates, based on the annual budget approved, which individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), subject to the provisions of sub-clause “p” of  sub-item IV of Article 22;

g)                           approval, upon proposal of the Chief Executive Officer, jointly with the Chief Finance, Holdings and Investor Relations Officer, the statement of vote in the general meetings and meetings of the Board of Directors or other management bodies of the subsidiaries, jointly-controlled companies or affiliated companies, which should obey these bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-Year Strategic Implementation Plan;

h)                           authorization to initiate administrative tender proceedings and proceedings for exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                               authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-Court settlements, for amounts less than R$ 5,000,000.00 (five million Reais);

j)                               authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Finance, Holdings and Investor Relations Officer; .

l)                               approval, on a proposal from the Chief Executive Officer, jointly with the Chief Finance, Holdings and Investor Relations Officer, of the nominations of employees of the Company to hold posts in the management and on the audit boards of the subsidiaries, jointly-controlled companies or affiliated companies and the Fundação Forluminas de Seguridade Social (Forluz), subject to the terms of sub-clause “i”, of sub-item I, of Clause 22, the other provisions of these Bylaws and the bylaws of those entities;

m)                         approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22;

n)                           authorization of expenditure on personnel expenses, collective work agreements and employee profit sharing, subject to the guidelines and limits approved by the Board of Directors and the approved Annual Budget

§ 5                      The decisions of the Executive Board should be supported, whenever necessary, by conclusive opinions issued by the Company’s Chief Counsel’s Department, and by reports and opinions prepared by internal committees, constituted by specific resolutions, relating to the following subjects, among others: energy risk management; corporative risk management; integration of the electricity sector; prioritization of the budget; credit; management; strategic planning; and union integration.

§ 6                      For the approval of the nominations and appointments of employees to management and administrative posts in the subsidiaries, jointly-controlled companies and affiliated companies and in Fundação Forluminas de Seguridade Social (Forluz), the decisions of the Executive Board should be based on a leadership succession development program put in place by the company and on the assessments of the Chief Officers to whom these employees are linked.

§ 7 -             Actions necessary for the regular functioning of the company, agreement of contracts and other legal transactions shall be taken by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 8 - Powers of attorney must be granted by the Chief Executive Officer, jointly with one Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§ 9 - The Executive Board may, annually, delegate to one or more Executive Officers and to the Managers the competency to carry out the actions described in § 4 of this clause, by resolution unanimously approved by its members, in which the limits of the delegations should be fixed.

9-                            Change in the drafting of Clause 22, to define the attributions of the members of the Executive Board, as a result of the change in the head paragraph of Clause 18, to have the following drafting:

Clause 22 - Subject to the provisions of the previous clauses, the following are attributions of the members of the Executive Board:

I -                           Of the Chief executive Officer:

a)                            to oversee and direct the work of the company;

b)                           to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)                            to represent the company in the Courts, as both the plaintiff and defendant;

d)                           to sign, jointly with one of the Executive Officers, documents which bind the company;

e)                            to present the annual report of the company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)                              to hire and dismiss the company’s personnel;

g)                           to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the company’s Ombudsman.

h)                           to propose to the Executive Board for approval, jointly with the Chief Office to whom the employee is linked, the nominations for posts of Superintendent of the Company;

i)                               to propose to the Executive Board for approval, jointly with the Chief Financial, Holdings and Investor Relations Officer, the nominations of employees of the Company to administrative posts and seats of the audit boards of its subsidiaries, jointly-owned companies and affiliated companies, and in Fundação Forluminas de Seguridade Social (Forluz), and it shall be the exclusive attribution of the Chief Executive Officer to make nominations for the Chairmanships of the Board of Directors and Chief Executive Officer of the entities mentioned, subject to the provisions of the present Bylaws and the corporate actions of such entities.

II –                  Of the Executive Vice-Chairman:

a)                            to substitute the Chief Executive Officer if he is absent, on leave, impeded from exercising his functions, or has resigned or his post is vacant;

b)                           to set the policies and guidelines for the sustainability, and social responsibility, the environment, technological development, alternative energy sources and technical standardization;

c)                            to co-ordinate the company’s strategy for operations in relation to social responsibility and the environment, technological processes and strategic management of technology;

d)                           to coordinate and put in place the putting in place and maintenance of the Company’s quality control systems;

e)                            to promote implementation of programs for the company’s technological development;

f)                              to monitor the management of plans for compliance with the guidelines for sustainability, social responsibility and the environment, technology and improvement of quality.

III-                      Of the Chief Finance, Holdings and Investor Relations Officer:

a)                            to make available the financial resources necessary for the operation and expansion of the company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)                           to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)                            to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New  Business Development Officer;

d)                           to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)                            to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)                              to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Implementation Plan;

g)                           to prepare the short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                           to control the company’s registered capital, decide policy for its shares and suggest dividend policy;

i)                               to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                               to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)                               to represent the Company to the CVM , the stock exchanges and other entities of the capital markets;

m)                         to promote the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)                           to propose to the Executive Board, for approval or submission to the Board of Directors, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the Company participates;

o)                           to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)                           to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV- To the Chief Corporate Management Officer:

a)                            to ensure the provision of appropriate personnel to the company;

b)                           to decide the company’s human resources policy and to orient and promote its application;

c)                            to orient and conduct activities related to organizational studies and their documentation;

d)                           to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)                            to plan, put in place and maintain the company’s telecommunications and information technology systems;

f)                              to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)                           to provide the company with infrastructure and administrative support resources and services;

h)                           to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)                               to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                               to manage the process of contracting of works and services and of  acquisition and disposal of materials and real estate property;

l)                               to effect quality control of the material acquired and of the qualification of contracted service providers;

m)                         to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)                           to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)                           to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

p)                         to authorize initiation of administrative tender proceedings for exemption from and non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)                           to propose to the Chief Executive Officer, for submission to the Executive board for approval, from among the employees of the Company, of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)                              to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)                            to present to the Chief Executive Officer and to the other Chief Officers the list of employees on his permanent staff who would be appropriate to occupy management posts in the company and management or administration posts in the wholly-owned subsidiaries, subsidiaries, affiliated companies and the Forluminas Pension Fund, based on the evaluations arising from a leadership succession development program implemented by the Company, with a view to the effects described in paragraph six of Clause 21 of these bylaws.

V- Of the Chief Distribution and Sales Officer:

a)                            to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s  distribution systems;

b)                           to prepare the planning of the company’s distribution system;

c)                            to manage the implementation of the distribution facilities, including preparation and execution of the project, construction and assembly;

d)                           to operate and maintain the company’s systems of generation and transmission and the associated systems of supervision and long-distance control;

e)                            to manage the company’s Work Safety Policy in the ambit of its activities;

f)                              to formulate and implement the policies for serving the consumer served by this Department;

g)                           to develop programs and actions with captive consumers with demand lower  than 500 kW, with a view to the most efficient use of electricity;

h)                           to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                               to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                               to represent the company in the Brazilian Electricity Distributors’ Association (Abinee) and with other entities of the distribution sector;

l)                               to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)                         to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI- To the Chief Energy Generation and Transmission Officer:

a)                            to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)                           to prepare the planning of the operation and maintenance of generation and transmission;

c)                            to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)                           to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)                            to develop and conduct the hydro-meteorological activities that are of interest to the company;

f)                              to manage the transactions arising from the inter-linking of the company’s electricity system with those of other companies and connection of agents to the company’s basic grid;

g)                           to represent the company in relations with the National Electricity System Operator, the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sectors;

h)                           to manage the company’s central laboratories and workshops;

i)                             to coordinate and implement projects for reform, modernization, improvement, reactivation and deactivation in the company’s generation and transmission facilities;

j)                               to ensure connectivity of the various agents of the electricity sector, linked to the company’s transmission system;

l)                               to ensure the physical integrity of the generation and transmission facilities, establishing policies and guidelines and managing the industrial security of these facilities;

m)                         to manage and promote the company’s Work Safety Policy in the ambit of its activities;

n)                           to manage the implementation of the projects for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring proper physical and financial performance for these projects;

o)                           to supply technical support to the negotiations designed to make the projects for expansion of generation, transmission and co-generation feasible, and to participate in the negotiation of documents of the consortia of entrepreneurs and of special-purpose companies.

VII –    Of the Chief Trading Officer:

a)                            to carry out research, studies and projections of interest to the Company;

b)                           to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of electricity provided by the Company’s own generation sources;

c)                            to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)                           to coordinate the provision of services of intermediation in business transactions related to the sale of electricity to any authorized agent;

e)                            to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that Chamber, and to represent the Company in relations with the other entities trading electricity;

f)                              to coordinate the establishment of all of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)                           to establish commercial relations with and coordinate the sale of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500 kW, and also business groups;

h)                           to identify, measure and manage the risks association with the trading of electricity;

i)                               to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                               to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection of transmission companies to the Distribution System;

k)                            to manage the trading, in coordination with the Chief New Business Development Officer, of the company’s carbon credits.

VIII – Of the Chief New Business Development Officer:

a)                            to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)                           to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)                            to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)                           to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)                            to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)                              to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

g)                           to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)                           to consolidate the Capital Investment Program in the company’s generation, transmission and distribution;

i)                               to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)                               to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)                               to accompany and participate in the energy planning of the State of Minas Gerais.

§ 1                      As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 2                      The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 3                      It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

10 -      Change in the drafting of Clause 25, to define the attributions of the Audit Board, to the following:

“Clause 25:    The responsibilities and powers of the Audit Board are those that are set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the company’s shares are listed and traded, in accordance with their regulations.”;

11 -      Change in the drafting of the head paragraph of Clause 28, for tax optimization, as follows:

“Clause 28:    Before any profit share, any retained losses and the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers shall be deducted from the result for the business year.”;

12 -      Exclusion of the first paragraph of Clause 30 and consequent renumbering of the second paragraph to be the sole sub-paragraph, considering that the preparation of the Strategic Plan is already listed in the attributions of the Board of Directors, as follows:

Clause 30 - Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the company’s availability of cash so permits, the company shall use the profit reserve specified in sub-clause “c” of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Sole sub-paragraph:  The company’s Long-Term Strategic Plan shall contain the long-term strategic planning, and the fundamental factors, targets, objectives and results, to be pursued and achieved by the company, and its dividend policy, and on these shall be based the plans, projections, activities, strategies, and capital and other expenditures to be incorporated in the company’s Multi-year Strategic Implementation Plan, and in its Annual Budget.

13 -      Insertion of new Clauses numbered 32, to ensure sharing by the employees in the profits or results of the company, and 33, to establish that the General Meeting of Stockholders shall, annually, set the limits of sharing by the managers in the profits of the company, as follows:

“Clause 32:    The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines and limits approved by the Board of Directors, in accordance with the specific legislation.

Clause 33:      The General Meeting of Stockholders shall set, annually, the limits of participation of the managers in the profits of the Company, subject to the provisions of the sole paragraph of Article 190 of Law 6404 of December 15, 1976.”;

14 -      Consequent renumbering of the present Clauses 32 and 33 to 34 and 35, respectively; and their alteration to improve the drafting and also to contain a provision for the possibility of contracting of third party liability insurance for the managers, to the following:

Clause 34 - The management officers are responsible to the company and third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35:  The company guarantees defense, as authorized by Minas Gerais State Law  16142 of May 29, 2006, of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings brought against them as individuals by third parties, on the plaintiff or defendant side, during or after their periods of office, for actions related to the exercise of their specific functions and which do not violate legal provisions or the provisions of these Bylaws.

§ 1                      The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the company’s management officers.

§ 2                      The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§ 3                      Any member of the Board of Directors or the Audit Board, or any Executive Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the company all the costs, expenses and losses caused to it.”.

This Resolution requires the Prior approval of the National Electricity Agency (Aneel) before coming into force.

V -        The Board appointed Chief Officers of Cemig for non-remunerated functions on the Executive Board and the Board of Directors of the following companies: Cemig Capim Branco Energia S.A., Cemig PCH S.A., Horizontes Energia S.A., Usina Termelétrica Barreiro S.A., and Rosal Energia S.A., for the period of office to begin on April 26, 2007 and end on April 30, 2010.

VI -      The Board ratified the appointment of Chief Officers of Cemig for the concomitant and non-remunerated exercise of functions in the Board of Directors of Rio Minas Energia Participações S.A. (RME), Light S.A., Light Serviços de Eletricidade S.A., Transchile Charrúa Transmissión S.A., Empresa Regional de Transmissão de Energia S.A. (ERTE), Empresa Norte de Transmissão de Energia S.A. (ENTE) and Empresa Catarinense de Transmissão de Energia S.A. (ECTE), to complete the present periods of office of these Boards; and of Empresa Amazonense de Transmissão de Energia S.A. (EATE) and Empresa Paranaense de Transmissão de Energia S.A. (ETEP), for the period of office from 2007 to 2010.

VII -     The Board re-ratified CRCA (Board Decision) 012/2007, which changes the proposal submitted to the Ordinary and Extraordinary General Meetings of stockholders, to be held on April 30, 2007, proposing:

a)                            approval of the increase in the registered capital from one billion, six hundred and twenty one million, five hundred and thirty eight thousand, one hundred and ninety Reais and twenty five centavos to two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty five Reais and thirty eight centavos, with issuance of new shares, upon capitalization of eight hundred and ten million, seven hundred and sixty nine thousand and ninety five Reais and thirteen centavos, part of the Retained Earnings Reserve, being distributed to the stockholders, in consequence a bonus of 50% in new shares, of the same type as those held, and with nominal value of one centavo of a Real;

b)                           Consequent change in the head paragraph of Article 4 of the Bylaws, to the following:

“Clause 4 – the company’s capital is R$ 2,432,307.285.38 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty five Reais and thirty eight centavos), represented by:

a)                            106,311.251,885 (one hundred and six billion, three hundred and eleven million, two hundred and fifty one thousand, eighty hundred and eighty five) nominal common shares of nominal value R$ 0.01 each;

b)                           136,919,476,653 (one hundred and thirty six billion, nine hundred and nineteen million, four hundred and seventy six thousand, six hundred and fifty three) nominal preferred shares of nominal value R$ 0.01 each;”;

c)                            approval of reduction of the registered capital by five Reais and thirty eight centavos, from two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty five Reais and thirty eight centavos to two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais, by cancellation of three hundred and eighty five common shares and one hundred and fifty three preferred shares, all with nominal value of one centavo of a Real, to adapt the registered capital for the purposes of a reverse split;

d)                           consequent change in the head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4 – the company’s registered capital is R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais), represented by:

a)                            106,311,251,500 (one hundred and six billion, three hundred and eleven million, two hundred and fifty one thousand, five hundred) nominal common shares with nominal value of R$ 0.01 each;

b)                           136,919,476,500 (one hundred and thirty six billion, nine hundred and nineteen million, four hundred and seventy six thousand, five hundred) nominal preferred shares with nominal value R$ 0.01 each;”;

The other terms of that CRCA remained unchanged, namely those that authorize the Executive Board to take the measures for the stock bonus; for approval of the reverse split from five hundred to one share with nominal value of five Reais, by type, to be carried out within a minimum period of thirty days after the General Meeting of Stockholders that approves the reverse split; and authorization for the Executive Board to take the measures relating to the reverse split.

VIII -  The Board Members Alexandre Heringer Lisboa and Carlos Augusto Leite Brandão voted against the item relating to an amendment to the Debt Assumption Undertaking with Forluz, Cemig D and Cemig GT, referred to in sub-item II, sub-clause “b”, above.

IX -    The Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa

voted against the items referring to the appointment of Chief Officers of Cemig for concomitant non-remunerated functions on the Executive Board and the Board of Directors of the Cemig Group, referred to in items V and VI above.

 X -      The proposal for changes in the Bylaws described in item IV above was approved unanimously, with a reservation by the Board Member Wilton de Medeiros Daher in relation to non-insertion in the new proposal for the Bylaws of the expression “with conclusive opinion” after the expression “by proposal of the Executive Board” in the sub-clauses in Clauses 17 and 21 of the Bylaws, as his view is that the phrase would help improve the quality of the Company’s decision process.

XI -      The matter relating to entering into a memorandum of understanding for creation of a solutions development company was withdrawn from the agenda.

XII -     The representatives of Roland Berger Strategy Consultants made a presentation of the outlook for the electricity sector in Brazil and worldwide.

XIII -   The Chief Finance, Holdings and Investor Relations Officer gave an exposition on the preliminary version of the scope of the company’s investment policy.

XIV - The following spoke on general matters and business of interest to the Company:

The Chairman; the Vice-chairman;

Board Members:                                     Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David and Alexandre Heringer Lisboa.

Superintendent:                                         Manoel Bernardino Soares.

The following were present at the various stages of the meeting:

On March 29, 2007:

Board Members:                                     Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Wilton de Medeiros Daher, Eduardo Lery Vieira, Fernando Lage de Melo, Franklin Moreira Gonçalves, Guilherme Horta Gonçalves Júnior, Lauro Sérgio Vasconcelos David, Luiz Antônio Athayde Vasconcelos and Luiz Henrique de Castro Carvalho;

Audit Board:                                                         Marcus Eolo de Lamounier Bicalho; and

Superintendent:                                        Manoel Bernardino Soares;

– on March 30, 2007:

Board Members:                                     Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Wilton de Medeiros Daher, Fernando Lage de Melo, Lauro Sérgio Vasconcelos David and Luiz Henrique de Castro Carvalho;

Audit Board:                                                         Marcus Eolo and Lamounier Bicalho; and

Superintendent:                                        Manoel Bernardino Soares;

– and on April 10, 2007:

Board Members:                                     Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira

dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Wilton de Medeiros Daher, Fernando Lage de Melo, Lauro Sérgio Vasconcelos David and Luiz Henrique de Castro Carvalho;

and on all three occasions,

Secretary:                                                                        Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Calendar of Corporate Events - 2007

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho
30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Luiz Fernando Rolla
E-mail: lrolla@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts	Minas Gerais – in Belo Horizonte/MG
are published	O Tempo – in Belo Horizonte/MG
Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2006.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/05/2007
Availability to shareholders	03/05/2007
Publication	04/23/2007

Standard Balance Sheets for year ending on 12/31/2006

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/03/2007

Annual Information for year ending on 12/31/2006

Event	Date
Submission to the São Paulo Stock Exchange	05/25/2007

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/09/2007
• for Second Quarter	08/13/2007
• for Third Quarter	11/12/2007

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/10/2007
Publication of the Public Announcement of AGM	04/11/2007
Annual General Shareholders’ Meeting date	04/26/2007
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/26/2007
Submission of the minutes of the AGM to the São Paulo Stock Exchange	04/26/2007

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	06/04/2007
Publication of the Public Announcement of EGS	06/05/2007
General Shareholders’ Meeting date	06/22/2007
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	06/22/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/22/2007

Public Meeting with Analysts

Event	Dates/Locations
Vídeo Webcast	03/08/2007	Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/09/2007	APIMEC, Belo
	08:00 a.m.	Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/13/2007	APIMEC, Rio de Janeiro - RJ
08:00 a.m.
Public meeting with analysts, open to other interested parties.	03/13/2007	APIMEC – São Paulo – SP
16:00 p.m.
Public meeting with analysts, open to other interested parties.	04/10/2007	APIMEC – Brasília – DF
08:30 a.m.
Public meeting with analysts, open to other interested parties.	04/10/2007	APIMEC – Fortaleza – CE
06:00 p.m.
XII Public Meeting with analysts - APIMEC	From 05/10/2007 to	Tiradentes - MG
05/12/2007

Corporate action: cash payments to stockholders from allocation of net profit for the business year ending 31/12/2006

			Amount,	Amount,
Cash	Date of		common stock	preferred	Amount,	Start of
benefits	decision	Event	(R$)	stock (R$)	R$ million	payment	Remarks
Interest On Equity	04/27/2006	Meeting of Board of Directors	1,043078154	1,043078154	169		- Payment in two installments: 1st installment by 6/30/07 and 2nd installment by 12/30/07.

Dividend	04/26/2007	AGM	2,943786152	2,943786152	715,7		- Payment in two installments: 1st installment by 6/30/07 and 2nd installment by 12/30/07.

Dividend	04/26/2007	AGM	2,044198824	2,044198824	497		- Payment in two installments: 1st installment by 6/30/07 and 2nd installment by 12/30/07.

Meeting of the Board of Directors

Subject	Date
401[a] Board of Directors Meeting date	01/09/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/09/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/17/2007

Agenda

Constitution of the Executive Board, as from January 9, 2007:

1. Director-President and Director Vice-President:	Djalma Bastos de Morais;

2. Chief Generation and Transmission Officer:	Fernando Henrique Shuffner Neto

3. Chief Planning, Projects and Construction Officer:	José Carlos de Mattos

4. Chief Distribution and Sales Officer:	José Maria de Macedo

5. Chief Financial and Investor Relations Officer:	Luiz Fernando Rolla

6. Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha

The members of the Board requested the Executive Officers to begin the formal process for creation of a Sales Manager’s Department to be headed by Mr. Bernardo Afonso Salomão de Alvarenga.

Meeting of the Board of Directors

Subject	Date
402[a] Board of Directors Meeting date	01/23/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/23/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/28/2007

Agenda

1.    Signing of a technical—scientific operational agreement with the Minas Gerais State Council for Children’s and Adolescent’s Rights for passthrough to that Council of an amount arising from the donations to the Infancy and Adolescence Funds (FIAs), by the employees of Cemig, Cemig D and Cemig GT.

2.    Contracting of a stockholders’ service.

Meeting of the Board of Directors

Subject	Date
403[a] Board of Directors Meeting date	02/08/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/08/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/24/2007

Agenda

1.     Technical feasibility study for accounting postings of tax credits.

2.     Signing of a working agreement with Cemig D and the municipality of Montes Claros.

Meeting of the Board of Directors

Subject	Date
404[a] Board of Directors Meeting date	02/28/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/28/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/04/2007

Agenda

1.              To approve the Report of Management and the Financial Statements for the year ended

December 31, 2006 and to submit them to the Annual General Meeting.

2.              To propose to the Annual General Meeting the allocation of the net profit for the year 2006.

3.              To submit a proposal to the Annual General Meeting to the effect that the company’s registered capital should be increased through issuance of new shares upon capitalization of part of the retained earnings reserve, with consequent distribution to stockholders of 50% in new shares of the same type as those held, with nominal value of R$0.01; consequent redrafting of the head paragraph of Clause 4 of the Bylaws; authorization to the Executive Board to take measures in relation to this bonus; approval of a reverse stock split; consequent alteration of sub-items “a” and “b” of the head paragraph of Clause 4 of the Bylaws; and authorization for the Executive Board to take measures relative to the said reverse split.

4.              To approve the adoption of parameters and criteria for cost of capital used in valuing the company’s investments, covering wholly- and partly-owned subsidiaries and giving orientation to the affiliated companies.

5.              To authorize the signing of voting agreements with Brascan Brasil Ltda. relating to Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A. and Empresa Catarinense de Transmissão de Energia S.A.

6.              Authorization to file appropriate legal actions against the State of Minas Gerais, seeking to suspend demandability of the tax credits ascertained by the Minas Gerais State tax authority and consequent issuance of a Tax Liability Release Certificate.

7.              Appointment of directors of Cemig to management of companies of the Cemig group.

8.              To approve the creation of an ADR program, representing existing common shares, to be listed on the New York Stock Exchange.

Meeting of the Board of Directors

Subject	Date
406[a] Board of Directors Meeting date	03/29/2007 until 04/10/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/09/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/29/2007

Agenda

1.              Signature of Memorandum of Understanding for creation of a solutions development company.

2.              Contracting of life insurance.

3.    Signing of an amendment to the Debt Assumption Undertaking with Forluz, Cemig D and Cemig GT.

4.             Proposal to the Annual General Meeting for alteration of the registered capital and reverse stock split – Re-ratification of a CRCA (Board decision).

5.              Probable payment into court and filing of action for order of mandamus.

6.              Granting of annual paid leave to the Chief Distribution and Sales Officer.

7.              Appointment of directors of Cemig to the management of companies in the Cemig group.

8.              Change in the Bylaws.

Meeting of the Board of Directors

Subject	Date
407[a] Board of Directors Meeting date	04/27/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/27/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/29/2007

Agenda

1.              Changes in the Executive Board.

a)     Chairman, and Vice-chairman: Djalma Bastos de Morais.

b)     Chief Distribution and Sales Officer: José Maria de Macedo.

c)     Chief Financial, Holdings and Investor Relations Officer: Luiz Fernando Rolla.

d)     Chief Generation and Transmission Officer: Fernando Henrique Schuffner Neto.

e)     Chief Corporate Management Officer: Marco Antonio Rodrigues da Cunha.

f)      Chief New Business Development Officer: José Carlos de Mattos.

g)     Chief Trading Officer: Bernardo Afonso Salomão de Alvarenga.

2.              Finding of legal actions for suspension of demandability of tax credits.

3.              Signing of the Fifth Amendment to the Contract for Assignment of Receivables under the outstanding balance on the CRC (Results Compensation) Account.

4.              Acquisition of generation assets.

5.              Transchile – Review of capital expenditure.

6.              Guarantee for loan-term financing obtained by Transchile from the Inter-American Development Bank and Santander.

Meeting of the Board of Directors

Subject	Date
409[a] Board of Directors Meeting date	05/24/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/24/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/29/2007

Agenda

Guarantee for issuance of debt in the form of promissory notes.

Meeting of the Board of Directors

Subject	Date
410[a] Board of Directors Meeting date	05/31/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/31/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/29/2007

Agenda

1.             Contracting with Companhia de Saneamento de Minas Gerais (Copasa) for services to drinking water supply, sewage collection and water analysis in Belo Horizonte and Contagem, Minas Gerais.

2.               Contracting with the official publications of the state of Minas Gerais for publication of legal and regulatory notices.

3.               Signing of a scientific and technological cooperation and mutual support agreement with Cemig D and Cemig GT.

4.               Nomination of chief officers of Cemig for management of companies of the Cemig group.

5.               Signing of a staff assignment agreement with the Minas Gerais Development Institute (Indi).

6.               Tax and accounting adjustments relating to recovery of PIS, Pasep and Cofins taxes.

7.               Filing of a legal action for exemption for retention of income tax at source on amounts received as Income on Equity.

8.               Guarantee for financing obtained by Transchile; re-ratification of CRCA (Board Decision).

9.               Signing of contract with Cemig GT and Cemig Capim Branco Energia S.A. for services to operate and maintain the Capim Branco I and II power plants.

10.         Signing of an amendment to the concession contract of Transudeste.

11.         Pre-qualification of lawyers and/or law offices to provide non-exclusive services for litigation and administrative proceedings, at all levels of jurisdiction and in all the legal subdivisions of the state of Minas Gerais, in the areas of tax, compulsory purchase, property, administrative and social security law.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of Minutes of the 407th meeting of the Board of Directors.

Date, time and place:	Begun on 27 April 2007, at 8:30am, at the Company’s head office, Av. Barbacena, 1200, 18th floor, wing A1, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman, Wilson Nélio Brumer; Secretary, Anamaria Pugedo Frade Barros.

Summary of proceedings:

I – The Chairman announced the approval of the items featured in the invitation of the Ordinary/Extraordinary Stockholders’ Meetings of this Company, with the exception of the changes to the bylaws that, as in the case of Cemig, were restricted to changing the name of the Planning, Project and Construction Board to the New Business Development Board, preserving its current attributions, and the creation of the Commercial Board, with its attributions indicated in the Proposal originally submitted by the Board of Directors.

II – The Board approved:

a) the Chairman’s proposal to elect, in order to complement the current period of the term of office of the Directors, i.e., up until the first meeting of the Board of Directors to be held after the Ordinary Stockholders´ Meeting of 2009: to Commercial Director: Mr. Bernardo Afonso Salomão Alvarenga – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at R. Ondina Pedrosa Nahas, 573, Bairro Serrano, CEP 30880-000, CI M-899851-SSPMG and CPF 154691316-53; and, to New Business Development Director: Mr. José Carlos de Mattos – Brazilian, married, teacher, resident and domiciled in Belo Horizonte, Minas Gerais, at R. Professor Antônio Aleixo, 82/1001, Bairro de Lourdes, CEP 30180-150, CI M-170323-SSPMG and CPF 070853896-72;

b) the proposal to review the budget of the LT Charrúa-Nueva Temuco project, with no change in the volume of capital injections that the Company is responsible for making in Transchile; and,

c) the minutes of this meeting.

III – The Board authorized:

a) the opening of the Administrative Bidding Process (Competition system), as well as the retention of the services of Independent External Auditing, together with the companies Cemig GT, Cemig D, Cemig Capim Branco Energia S.A., Central Termelétrica de Cogeração S.A., Efficientia S.A., Horizontes Energia S.A., Usina

Térmica Ipatinga S.A., Central Hidrelétrica Pai Joaquim S.A., Cemig PCH S.A., Usina Termelétrica Barreiro S.A., Sá Carvalho S.A., Cemig Trading S.A., Gasmig, Empresa de Infovias S.A., Rosal Energia S.A. and Forluz, for a period of thirty six months, extendable, by signing abridgments, for up to twenty four months, and limited to a period of sixty months. The contracts should be signed individually by the companies with the successful bidder; and,

b) filing of applicable legal measures, with or without deposit of the required amounts, against the State of Minas Gerais, due to Tax Administrative Processes nºs 01.000145890.93, 01.000148915.12, 01.000151743.18, 01.000154746.13, 01.000154767.72, 01.000154893.19, 01.000154925.14, 01.000153606.85, 01.000154820.47, 01.000154898.07, 01.000154451.84, 01.000154396.56, 01.000153521.94, 01.000153716.52 and 01.000154430.25, recorded against industrial and commercial consumers that carried out bilateral transactions of assignment of rights to use amounts in excess of energy rationing targets, with Cemig as co-obligor for the payment of ICMS tax, with the aim of suspending the requirement of the tax credits calculated by the Minas Gerais State Finance Secretary (SEF/MG) and consequent issue of a Certificate of No Outstanding Taxes; and, as an alternative to the court deposit of the respective tax credits, the contracting of the insurance guarantee;

c) signing, with the State of Minas Gerais, the 5th Abridgment to the Agreement to Assign the Credit of the Remaining Balance of the CRC credits (settlement of past government minimum-tariff guarantees), to regularize the debit balance, with the consent of the CRC Account Credit Receivables Fund (FIDC), represented by its administrator, Intrag Distribuidora de Títulos e Valores Mobiliários Ltda., observing the other terms and conditions of CRCA-063/2006; as well as the participation at the General Stockholders´ Meeting of Cemig – CRC Account Credit Receivables Fund, since it is a holder of subordinated shares, to vote so that the FIDC gives its consent to the signature of the Fifth Abridgment to the CRC Account Credit Receivables Fund;

d) presentation of a preliminary and non-binding proposal to acquire up to 100% of the capital stock of companies holding generation assets; as well as negotiation of partnerships, via objective criteria of relationship of qualified companies, so that Cemig can finalize the acquisition with a stake of less than 50% in each company. Presentation of the partners and of the definitive stockholding structure will be contingent on the approval of the Board of Directors; and,

e) the provision of a guarantee by Cemig, proportional to its stockholding in Transchile Charrúa Transmisión S.A., in the “Project Finance” operation, to be contracted by Transchile with the Inter-American Development Bank and with Santander Central Hispano S.A., of the Santander Group, signing the following agreements: “Share Retention and Sponsor Support Agreement”, with the Inter-American Development Bank, Alusa-Companhia Técnica de Engenharia Elétrica and Transchile, and “Share Pledge Agreement”, with IABD, Transchile and the “trustee”.

IV - Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa voted against the proposal of the Chairman, mentioned in item II, sub-item “a”, above; as well as the proposal related to the revision of the budget of Transchile, mentioned in item II, sub-item “b”, above.

V - Board Member Wilton de Medeiros Daher abstained from voting on the item related to the signature of the fifth abridgment to the Contract to Assign the Credit from the Remaining Balance of the CRC account, mentioned in item II, sub-item “c”, above.

VI - The Directors appointed declared – in advance – that they are not subject to any prohibition on the exercise of commercial activity, that they do not occupy any position in a company which could be considered a competitor of the Company, not having nor representing any interest conflicting with Cemig D, and assumed a solemn undertaking to obey the principles of the Code of Ethics of the State of Minas Gerais.

VII - The Chairman announced that the Executive Board is now comprised as follows: Director-Chairman and, cumulatively, Director Vice-Chairman: Djalma Bastos de Morais; Commercial Director: Bernardo Afonso Salomão de Alvarenga; Chief Generation and Transmission Officer: Fernando Henrique Schuffner Neto; New Business Development Director: José Carlos de Mattos; Chief Financial and Investor Relations Officer: Luiz Fernando Rolla; Chief Corporate Management Officer: Marco Antonio Rodrigues da Cunha; and, Distribution Sales/Marketing Director: José Maria de Macedo.

VIII – The Chairman invited the Board Members to attend a meeting to be held on 4 May 2007, at 2:30pm, to discuss Company guidance.

IX – The Chairman, since he is no longer Minas Gerais Development Secretary, responsible for the entire coordination of the State development operational system, and since Cemig falls under the coordination of said Secretariat, announced that he submitted his request to stand down from his position as an effective member, and Chairman, of the Board of Directors of that Company. Thus, and given the stipulations of Cemig GT bylaws, he also submitted his request to stand down from the post of effective member, and Chairman, of the Board of Directors of this Company. In order not to leave the Board of Directors without the minimum number of members needed for its decisions, he announced that he would stay on until the Extraordinary Stockholders’ Meeting that decides on the matter, and that the date of his resignation will be made official on the day of said meeting.

X – The Chairman; the Vice-Chairman; the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher, Guilherme Horta Gonçalves Júnior, Aécio Ferreira da Cunha e Luiz Henrique de Castro Carvalho; the Director José Carlos de Mattos; and, the Superintendents Manoel

Bernardino Soares and Pedro Carlos Hosken Vieira made comments on general subjects and matters of interest to the Company.

The following were present: Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Guilherme Horta Gonçalves Júnior, Lauro Sérgio Vasconcelos David, Fernando Lage de Melo e Luiz Henrique de Castro Carvalho; José Carlos de Mattos, Director; Manoel Bernardino Soares e Pedro Carlos Hosken Vieira, Superintendents; and, Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of Minutes of the 408th Meeting of the Board of Directors.

Date, time and place:	May 4, 2007, at 14h30 at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Wilson Nélio Brumer;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-                                        The Board approved the minutes of this meeting.

II-                                    The Chief Finance, Holdings and Investor Relations Officer, and the Superintendent of Corporate Planning and Tariffs presented the company’s Guidance for the period of 2007 to 2012.

III-           The following spoke on general matters and business of interest to the Company:

The Vice-chairman;

Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa;

Chief Officer:	José Carlos de Mattos.

The following were present:

Board Members:

Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher, Guilherme Horta Gonçalves Júnior, Lauro Sérgio Vasconcelos David, and Luiz Henrique de Castro Carvalho;

Chief Officers:	Luiz Fernando Rolla and José Carlos de Mattos, Diretores;

Superintendent:	Emílio Castelar Pires Pereira;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer and Investor Relations Officer

Date: July 13, 2007